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                                                                  Exhibit 99.1.3

                         (GRIFFIN FINANCIAL GROUP LLC)
                                January 2, 2003

Mr. Andrew Speaker
Mercer Mutual Insurance Company
10 North Highway 31
Pennington, New Jersey 08534


Re:  Plan of Conversion: Subscription Rights
     Mercer Mutual Insurance Company

Dear Mr. Speaker:

      Mercer Mutual Insurance Company (the "Company") has engaged Griffin Financial Group, LLC to act as the Company's financial advisor in connection with the Company's conversion from a Pennsylvania mutual insurance company to a Pennsylvania stock insurance company pursuant to the Insurance Company Mutual-to-Stock Conversion Act, 40 P.S. Sections 911-A, et seq., pursuant to a Plan of Conversion adopted on December 13, 2002, as amended and restated on March 19, 2003 (the "Plan"). As a result of the conversion, the Company will become a wholly-owned subsidiary of Mercer Insurance Group, Inc. (the "Holding Company"). Pursuant to the Plan, shares of stock of the Holding Company will be offered at a predetermined and uniform price in a subscription offering pursuant to the exercise of non-transferable subscription rights. Any term used herein and not defined shall have the meaning given to such term in the Plan.

      We understand that in accordance with the plan of conversion, subscription rights to purchase shares of common stock of the Holding Company are to be issued to: (1) Eligible Members; (2) the Tax-Qualified Employee Stock Benefit Plan; and (3) directors, officers and employees of Mercer Mutual. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the Community Offering or Public Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

      (1)   The subscription rights will have no fair market value; and

      (2) The price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

      Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of insurance stocks as a whole or the Holding Company's value. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.


Sincerely,


Griffin Financial Group LLC